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FAX PROOF

Name:	**Kim Wiest**		
Company:	**CompuDyne Corporation**		
Fax Number:		No. of Pages:	**2**
Phone Number:			
Email:	**kimwiest@mindspring.com**		

CUSTOMER: **CompuDyne Corporation**

JOB DESCRIPTION: **Proxy Sheet**

CFP JOB NO.: **38316** DATE: **06/19/01** PROOF #: **4**

QUANTITY: **1,400** INK COLOR(S): **Black**

PLEASE CHECK PROOF CAREFULLY

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| | **X** | **PLEASE MARK VOTES AS IN THIS EXAMPLE** |

REVOCABLE PROXY
COMPUDYNE CORPORATION

This Proxy is Solicited on Behalf of the Board of Directors.

The undersigned holder of Common Stock of COMPUDYNE CORPORATION hereby appoints Millard H. Pryor, Jr. and Philip M. Blackmon, and each of them, proxies to represent the undersigned with full power of substitution, as attorneys and proxies for the undersigned to appear and vote all of the shares of Common Stock of CompuDyne Corporation (the "Company") standing on the books of the Company in the name of the undersigned at the 2001 Annual Meeting of Shareholders of CompuDyne Corporation, to be held at the Best Western Hotel, 6755 Dorsey Road, Dorsey, Maryland 21705, in the Dorsey Banquet Room on July 18, 2001 at 11:00 a.m. and at any adjournment of said Annual Meeting. A majority of said attorneys and proxies as shall be present and voting (or if only one shall be present and voting, then that one) in person or by substitute or substitutes at said meeting or any adjournment thereof, shall have and may exercise all of the powers of said attorneys and proxies hereunder. The undersigned hereby acknowledges receipt of the Notice of Annual Meeting and the Proxy Statement dated June 18, 2001 and instructs its attorneys and proxies to vote as set forth on this Proxy.

	For	With-hold	Except
1. ELECTION OF DIRECTOR			
Nominee for two-year term: **Wade B. Houk**	☐	☐	☐
Nominees for three-year term:			
Martin A. Roenigk and Alan Markowitz	☐	☐	☐

INSTRUCTION: To withhold authority to vote for any individual nominee, mark "Except" and write that nominee's name in the space provided below.

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	For	Against	Abstain
2. Proposal to ratify the appointment of Deloitte & Touche LLP as independent auditors of the Company for the fiscal year ending December 31, 2001.	☐	☐	☐
3. Proposal to amend the Corporation's Articles of Incorporation to allow for the redemption of shares, under certain circumstances.	☐	☐	☐
4. To vote to amend the CompuDyne Corporation 1996 Stock Incentive Plan for Employees.	☐	☐	☐

5. In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Meeting and any adjournment thereof.

The undersigned shareholder may revoke this proxy at any time before it is voted by delivering to the Secretary of the Company either a written revocation of the proxy or a duly executed proxy bearing a later date, or by appearing at the Annual Meeting or any adjournment thereof and voting in person.

The shares represented by this Proxy will be voted as specified. IF NO CHOICE IS SPECIFIED, THE PROXY WILL BE VOTED IN FAVOR OF THE SPECIFIED NOMINEE IN PROPOSAL NO. 1, IN FAVOR OF PROPOSALS NO. 2, 3 and 4, AND IN THE DISCRETION OF THE PROXIES AS TO OTHER MATTERS. HOWEVER, THIS PROXY CARD MUST BE PROPERLY COMPLETED, SIGNED, DATED AND RETURNED TO THE COMPANY IN ORDER TO HAVE YOUR SHARES VOTED. IF YOU DO NOT RETURN THIS CARD, YOUR SHARES WILL NOT BE REPRESENTED.

Please be sure to sign and date this Proxy in the box below.

Date

— Shareholder sign above ———— Co-holder (if any) sign above —

 **Detach above card, sign, date and mail in postage paid envelope provided.**

COMPUDYNE CORPORATION

Please sign exactly as your name(s) appear(s) on this Proxy. Only one signature is required in the case of a joint account. When signing as attorney, executor, administrator, trustee, guardian, custodian, or the like, give title as such. If the signer is a corporation, sign in the corporate name by a duly authorized officer.

PLEASE ACT PROMPTLY
SIGN, DATE & MAIL YOUR PROXY CARD TODAY

IF YOUR ADDRESS HAS CHANGED, PLEASE CORRECT THE ADDRESS IN THE SPACE PROVIDED BELOW AND RETURN THIS PORTION WITH THE PROXY IN THE ENVELOPE PROVIDED.

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